EXHIBIT (99.2)

ITEM 7 INFORMATION

The securities being reported on by The Goldman Sachs Group, Inc. (“GS Group”), as a parent holding company, are owned, or may be deemed to be beneficially owned, by Goldman Sachs & Co. LLC (“Goldman Sachs”), WH Advisors, L.L.C. 2007, Whitehall Street Global Real Estate Limited Partnership 2007, W2007 Finance Sub, LLC and W2007/ACEP Holdings, LLC (together, the “GS Investing Entities”). The general partner, managing general partner or other manager of each of the GS Investing Entities is an affiliate of GS Group. Goldman Sachs is a broker or dealer registered under Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and is the investment manager of certain of the GS Investing Entities. Goldman Sachs is a subsidiary of GS Group.

(Item 7 Information)